UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Robin Shah

Tenor Capital Management Company, L.P.

810 Seventh Avenue, Suite 1905

New York, NY 10019

(212) 918-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Tenor Capital Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,053,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,053,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,055 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Does not include 10,368,923 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued on conversion of the 713,698 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Persons, as such Convertible Preferred Stock is not currently convertible. At any time on or after the earlier to occur of November 6, 2023 or the occurrence of certain liquidation, dissolution or mandatory redemption events, holders of shares of Convertible Preferred Stock shall have the option to convert all or a portion of their shares of Convertible Preferred Stock into shares of the Issuer’s Common Stock at rate of $25.00 divided by $1.72076211. The Convertible Preferred Stock contains automatic adjustment features to the convertibility ratio as a result of, among other things, an accruing payment-in-kind dividend feature.

(2)

Calculated based on 9,999,980 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Current Report on Form 8-K (“Current Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2023.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Tenor Opportunity Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,053,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,053,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,055 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Does not include 10,368,923 shares of Common Stock that may be issued on conversion of the 713,698 shares Convertible Preferred Stock beneficially owned by the Reporting Persons, as such Convertible Preferred Stock is not currently convertible. At any time on or after the earlier to occur of November 6, 2023 or the occurrence of certain liquidation, dissolution or mandatory redemption events, holders of shares of Convertible Preferred Stock shall have the option to convert all or a portion of their shares of Convertible Preferred Stock into shares of the Issuer’s Common Stock at rate of $25.00 divided by $1.72076211. The Convertible Preferred Stock contains automatic adjustment features to the convertibility ratio as a result of, among other things, an accruing payment-in-kind dividend feature.

(2)	Calculated based on 9,999,980 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Current Report filed with the SEC on May 8, 2023.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Robin Shah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,053,055
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,053,055

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,055
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Does not include 10,368,923 shares of Common Stock that may be issued on conversion of the 713,698 shares Convertible Preferred Stock beneficially owned by the Reporting Persons, as such Convertible Preferred Stock is not currently convertible. At any time on or after the earlier to occur of November 6, 2023 or the occurrence of certain liquidation, dissolution or mandatory redemption events, holders of shares of Convertible Preferred Stock shall have the option to convert all or a portion of their shares of Convertible Preferred Stock into shares of the Issuer’s Common Stock at rate of $25.00 divided by $1.72076211. The Convertible Preferred Stock contains automatic adjustment features to the convertibility ratio as a result of, among other things, an accruing payment-in-kind dividend feature.

(2)	Calculated based on 9,999,980 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Current Report filed with the SEC on May 8, 2023.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”). The address of the Issuer’s principal executive officers is One Invacare Way, Elyria, Ohio 44035.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by (i) Tenor Capital Management Company, L.P., a Delaware limited partnership (“Tenor Capital”); (ii) Tenor Opportunity Master Fund, Ltd., a Cayman Islands corporation (the “Master Fund”) and (iii) Robin Shah. Collectively, Tenor Capital, the Master Fund and Robin Shah are the “Reporting Persons,” and each is a “Reporting Person.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b) The business address of each of the Reporting Persons is 810 Seventh Avenue, Suite 1905, New York, NY 10019.

(c) Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital. The principal business address of Tenor Management GP, LLC is 810 Seventh Avenue, Suite 1905, New York, NY 10019.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tenor Capital is organized under the laws of the State of Delaware. The Master Fund is organized under the laws of the Cayman Islands. Robin Shah is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4) in exchange for claims (as described in Item 4).

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

On January 31, 2023, Invacare Corporation (“Old Invacare”) and two of its U.S. direct subsidiaries filed voluntary petitions under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

As described in the Issuer’s Current Report on Form 8-K (“Current Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2023, on April 28, 2023, the Debtors filed the First Amended Joint Chapter 11 Plan of Invacare Corporation and Its Debtor Affiliates (Technical Modifications) (as so amended, the “Plan”) with the Bankruptcy Court, and the Bankruptcy Court entered the Order Confirming the First Amended Joint Plan of Reorganization (the “Confirmation Order”), which approved and confirmed the Plan. The Confirmation Order is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 8, 2023. The Plan is attached as an exhibit to the Confirmation Order.

On May 5, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms, Old Invacare completed a series of restructuring transactions pursuant to which it became a wholly owned subsidiary of the Issuer, and the Issuer became the successor registrant to Old Invacare pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended.

On the Effective Date, the Reporting Persons acquired 1,053,055 shares of the Issuer’s Common Stock and 713,698 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”). Of these shares, the Reporting Persons acquired an aggregate of 314,590 shares of Convertible Preferred Stock at a price of $25.00 per share pursuant to (i) a rights offering of the Convertible Preferred Stock conducted by the Issuer as a part of the Plan (the “Rights Offering”), and (ii) that certain First Amended and Restated Backstop Commitment Agreement dated as of March 29, 2023 (the

“Backstop Commitment Agreement”) by and among Old Invacare, Tenor Capital and certain other holders of unsecured note claims. Pursuant to the Backstop Commitment Agreement, Tenor Capital agreed, subject to the terms and conditions set forth therein, to acquire an allocable portion of the shares of the Issuer’s Convertible Preferred Stock not sold during the Rights Offering. All of the shares of Common Stock reported herein and the balance of the shares of Convertible Preferred Stock were acquired by the Reporting Persons pursuant to the Plan in exchange for unsecured note claims and backstop fee claims held by the Reporting Persons.

The foregoing description of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Backstop Commitment Agreement, which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes. Depending upon overall market conditions, changes in the Issuer’s operations, business strategy or prospects, other investment opportunities available to the Reporting Persons and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and board of directors (the “Board”), engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board structure (including Board composition), operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. In connection with the foregoing, Tenor Capital has entered into a Board Observer Agreement with the Issuer (as described in Item 6 below). The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Schedule 13D is reflected on that Reporting Person’s cover page. Each of Tenor Capital, the Master Fund and Robin Shah beneficially own 1,053,055 shares of Common Stock, representing approximately 10.5% of the Issuer’s Common Stock issued and outstanding, based on 9,999,980 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Current Report filed with the SEC on May 8, 2023.

The shares of Common Stock reported herein are held by the Master Fund. Tenor Capital serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c). Otherwise, there have been no other transactions effected by the Reporting Persons during the past 60 days with respect to the Issuer’s Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

As described in the Issuer’s Current Report filed with the SEC on May 8, 2023, on the Effective Date, Tenor Capital, certain other holders of the Issuer’s Common Stock and Convertible Preferred Stock and certain holders of the Issuer’s 7.50% Series A Convertible Senior Secured Notes (the “Notes”) entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer has agreed to file with the SEC a registration statement covering the resale of the shares of Common Stock or Convertible Preferred Stock, beneficially owned by the holders party thereto, including shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and the Notes, and to seek to have such registration statement declared effective as soon as reasonably practicable thereafter (the “Registration Rights Agreement”). The Registration Rights Agreement also provides for certain demand rights for underwritten offerings and other customary terms, including piggyback rights, conditions and other provisions.

Board Observer Agreement

As of the Effective Date, Tenor Capital and the Issuer entered into a Board Observer Agreement (the “Board Observer Agreement”), pursuant to which Tenor Capital is entitled to designate, from time to time, one observer (the “Observer”) to the Issuer’s Board. Such board observer rights, which are subject to the rights and restrictions in Section 3.18 of the Issuer’s Bylaws and the Board Observer Agreement, permit the Observer’s attendance at Board meetings and participation in discussions at such meetings, and provide for reimbursement for reasonable documented out-of-pocket expenses incurred by the Observer in connection with attending meetings; provided, that, any individual’s service as the Observer is conditioned on such individual’s execution of an agreement with the Issuer that preserves the confidentiality of Issuer information and Board discussions.

The foregoing descriptions of the Registration Rights Agreement and the Board Observer Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Registration Rights Agreement and the Board Observer Agreement, which are attached as Exhibits 3 and 4 to this Schedule 13D, respectively, and are incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of May 15, 2023.

2	First Amended and Restated Backstop Commitment Agreement, dated as of March 29, 2023, by and among Invacare Corporation, the company parties listed in schedule 1 thereto, and the backstop party thereto (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2023).

3	Registration Rights Agreement, dated as of May 5, 2023, by and among Invacare Holdings Corporation and the parties party thereto (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 8, 2023).

4	Board Observer Agreement, dated as of May 5, 2023, by and between Invacare Holdings Corporation and Tenor Capital Management Company, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

Tenor Capital Management Company, L.P.

By:	/s/ Robin Shah
Name:	Robin Shah
Title:	Managing Member of its general partner, Tenor Management GP, LLC

Tenor Opportunity Master Fund, Ltd.

By:	/s/ Robin Shah
Name:	Robin Shah
Title:	Authorized Signatory

Robin Shah

By:	/s/ Robin Shah
Name:	Robin Shah